

17017846

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texakoma Financial, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE 600, GRANITE PARK 3
(No. and Street)

PLANO	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. ANTHONY BIGELOW, CPA — 972-317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW & CO., PC.
(Name – *if individual, state last, first, middle name*)

3492 LONG PRAIRIE RD., STE 100	FLOWER MOUND	TX	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2019

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2016 AND 2015



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow & Co., P.C.

Flower Mound, TX

February 10, 2017

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
ASSETS:		
Cash	$ 733,318	$ 723,896
Accounts receivable-affiliate	182,337	60,991
Prepaid expense	18,643	19,290
Deferred tax asset	8,212	8,115
TOTAL ASSETS	$ 942,510	$ 812,292

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
LIABILITIES:		
Accounts payable-trade	$ 32,152	$ 76
Accrued commissions	103,786	21,660
Accrued expenses and other	56,328	39,763
Total liabilities	192,266	61,499
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	23,437	23,986
Total stockholder's equity	750,244	750,793
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 942,510	$ 812,292

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES		
Commission income	$ 2,317,458	$ 2,906,208
Total revenues	2,317,458	2,906,208
EXPENSES:		
Commissions	1,347,475	1,845,344
Salaries and wages	1,314,924	1,719,466
Payroll and general taxes	192,137	225,100
401(k) contributions	31,976	41,575
Registration	10,174	17,885
Professional fees	31,873	40,985
Administration	123,946	326,730
Compliance expense	232,248	196,937
Leads	79,647	58,786
Rent	165,498	160,141
Communications	18,835	17,965
Postage and delivery	45,297	44,571
Other operating expenses	210,190	136,699
Reimbursed expenses	(1,486,116)	(1,922,662)
Total expenses	2,318,104	2,909,522
INCOME (LOSS) BEFORE INCOME TAXES	(646)	(3,314)
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	97	497
NET INCOME (LOSS)	$ (549)	$ (2,817)

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2014	$ 6,000	$ 720,807	$ 26,803	$ 753,610
Net income (loss)			(2,817)	(2,817)
BALANCE, DECEMBER 31, 2015	$ 6,000	$ 720,807	$ 23,986	$ 750,793
Net income (loss)			(549)	(549)
BALANCE, DECEMBER 31, 2016	$ 6,000	$ 720,807	$ 23,437	$ 750,244

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2016 AND 2015

The Company had no liabilities subordinated to creditors at December 31, 2016, nor at December 31, 2015.

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities -		
Net income (loss)	$ (549)	$ (2,817)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(121,346)	117,009
Prepaid expenses	647	3,314
Deferred tax asset	(97)	(498)
Accounts payable-trade	32,076	(10,126)
Accrued commissions	82,126	(92,970)
Accrued expenses and other	16,565	(16,526)
Net cash provided (used) by operating activities	9,422	(2,614)
Cash at the beginning of the year	723,896	726,510
Cash at end of year	$ 733,318	$ 723,896

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $541,052, which was $528,234 in excess of its required net capital of $12,818. At December 31, 2015, the Company had net capital of $662,397, which was $657,397 in excess of its required net capital of $5,000.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2013.

The Company's deferred tax assets of $8,212 at December 31, 2016 and $8,115 at December 31, 2015 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $54,743 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2016, along with the expiration dates, are listed below.

Year Generated	NOL Remaining	Year of Expiration
2005	11,402	2025
2007	1,792	2027
2009	6,718	2029
2011	9,971	2031
2013	20,900	2033
2015	3,314	2035
2016	646	2036
	$ 54,743	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,159,437 in 2016 and $1,625,306 in 2015.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2014, has an initial term of five years unless earlier terminated as provided in the Agreement. Accounts receivable due from TEP as of December 31, 2016 and December 31, 2015 were $182,337 and $60,991, respectively.

TEP reimbursed the Company $1,486,116 in 2016 and $1,922,662 in 2015 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees could contribute up to $18,000 in both 2016 and 2015. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2016 and 2015. The Company's contributions for the years ended December 31, 2016 and 2015 were $31,976 and $41,575, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2016, such deposits are only insured up to $250,000.

8. ARBITRATION

On July 27, 2016, the Company, along with certain of its affiliates and officers (collectively "Respondents"), was named in a FINRA Arbitration filed by a customer alleging in his complaint that, between 2003 and 2011, oral misrepresentations were made to the customer by the Company and its registered representatives in connection with the offer and sale of oil and gas working interest investments in wells drilled and completed by the Respondents. The customer is seeking recovery of $577,227 (representing all of his investments with compound interest of 10% for 5 years); $179,207 in punitive damages and $25,000 in legal fees.

On October 19, 2016, the Respondents filed their Joint Answer and Counterclaim specifically denying the allegations and asserting affirmative defenses of statute of limitations, estoppel, latches and waiver. The Respondents additionally asserted a counterclaim against the customer seeking recovery of all costs and attorneys' fees.

On November 22, 2016, the Respondents filed a Motion to Dismiss all of the customer's claims on the basis of applicable state and federal securities laws and, with respect to 8 out of 9 of the claims, on the basis of the six-year rule set out in FINRA Rule 12206. This Motion to Dismiss is currently pending before the Arbitration Panel.

The Respondents intend to vigorously defend against all of the customer's claims and believe that all of the claims are devoid of any merit. While the Respondents and legal counsel believe that it is very likely that the Respondents will prevail in this Arbitration Proceeding, it is too early in the proceedings to predict with any certainty the likely outcome of this case.

9. COMMITMENTS AND CONTINGENCIES

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

10. SUBSEQUENT EVENTS

Management is not aware of any material subsequent events through February 10, 2017, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2016

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:	
Total stockholder equity	$ 750,244
Less non-allowable assets:	
Accounts receivable - affiliate	182,337
Prepaid expenses	18,643
Deferred tax asset	8,212
Net capital	541,052
Minimum net capital required	12,818
Excess net capital	$ 528,234
Aggregate indebtedness to net capital:	
Accounts payable and accrued expenses	$ 192,266
Aggregate indebtedness	$ 192,266
Ratio: aggregate indebtedness to net capital:	36%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2016 FOCUS report is as follows: None

FOCUS Report:	$ 541,052
Net Capital per audit report	$ 541,052

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2016



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying 2016 Exemption Report, in which (1) Texakoma Financial, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Texakoma Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Texakoma Financial, Inc. stated that Texakoma Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Texakoma Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dance, Bigelow & Co., P.C.

Flower Mound, TX

February 10, 2017

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

:akoma Financial Inc.

iite Park Three
L Granite Parkway, Suite 600
o, TX 75024
72-701-9106

2016 Exemption Report

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, William Stapleton, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Title: President

January 27, 2017

TEXAKOMA FINANCIAL, INC.
AGREED-UPON PROCEDURES AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 (e)(4)
DECEMBER 31, 2016



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Texakoma Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Texakoma Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Texakoma Financial, Inc.'s compliance with the applicable instructions of Form SIPC-7. Texakoma Financial, Inc.'s management is responsible for Texakoma Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow + Co., P.C.

Flower Mound, TX

February 10, 2017

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7 10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2654********************MIXED AADC 220
34706 FINRA DEC
TEXAKOMA FINANCIAL INC
500 GRANITE PARKWAY STE 600
PLANO TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Busby 972-701-9106

2. A.	General Assessment (item 2e from page 2)	$ 5,794
B.	Less payment made with SIPC-6 filed (exclude interest) 7-21-16 Date Paid	(2,943)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	2,851
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,851
G.	PAYMENT: √ the box Check mailed to P.O. Box ☒ Funds Wired ☐ Total (must be same as F above) $ 2,851	
H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Texakoma Financial, Inc.
(Name of Corporation, Partnership or other organization)

Bill Stephens
(Authorized Signature)

Dated the 26th day of January, 2017.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030)	2,317,458
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a	-
(5) Net loss from management of or participation in the underwriting or distribution of securities	-
(6) Expenses other than advertising printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation	-
(5) Net gain from securities in investment accounts	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d SIPC Net Operating Revenues	$ 2,317,458
2e General Assessment @ .0025	$ 5,794 (to page 1, line 2.A)